575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax..

Kathleen Moriarty Kathleen.Moriarty@kattenlaw.com 212.940.6304 direct 212.894.5504 fax

August 29, 2011

VIA EDGAR

Securities and Exchange Commission

Washington, D.C. 20549

IndexIQ ETF Trust

Registration Nos.: 333-152915 and 811-22227

Response to Oral Comments

Dear Ladies and Gentlemen:

On behalf of our client, IndexIQ ETF Trust (the “Trust”), and together with this correspondence, we are filing with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 19 (the “Amendment”) under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 21 under the Investment Company Act of 1940 (the “1940 Act”) to the registration statement on Form N-1A (the “Registration Statement”) concerning the registration of the shares of the following exchange traded funds:

IQ Hedge Multi-Strategy Tracker ETF

IQ Hedge Macro Tracker ETF

IQ Real Return ETF

IQ Merger Arbitrage ETF

IQ Global Resources ETF

IQ Australia Small Cap ETF

IQ Canada Small Cap ETF

IQ Hong Kong Small Cap ETF

IQ South Korea Small Cap ETF

IQ Taiwan Small Cap ETF

IQ Global Agribusiness Small Cap ETF

IQ Global Oil Small Cap ETF

which are each a series of the Trust (each, a “Fund” and, collectively, the “Funds”). Blacklined copies of the Amendment that have been marked to show changes as against Post-Effective

CHARLOTTE     CHICAGO     IRVING      LONDON     LOS ANGELES     NEW YORK     WASHINGTON, DC     WWW.KATTENLAW.COM

LONDON AFFILIATE: KATTEN MUCHIN ROSENMAN UK LLP

A limited liability partnership including professional corporations

Securities and Exchange Commission

August 29, 2011

Amendment No. 13 under the 1940 Act and Amendment No. 15 under the 1933 Act to the Registration Statement filed on August 27, 2010 are being sent to the Commission’s Staff under separate cover. Capitalized terms used but not defined herein are used with the meanings given to them in the Amendment.

With respect to the Staff’s comments delivered telephonically by Mr. John M. Ganley in communications occurring on August 19, 2011, August 24, 2011 and August 25, 2011, we have responded supplementally below and with the Amendment. Where we have responded to a comment concerning one location, we have made corresponding changes also concerning similar disclosure appearing elsewhere in the Registration Statement.

In the following discussion, we have summarized the Staff’s oral comments in bold and provided the Trust’s response immediately thereafter. Page numbers referenced below are to the prospectus pages contained in the Prior Amendment. The comments have been numbered for convenience.

PROSPECTUS

Portfolio Management (e.g., QAI, MCRO, Page 36)

1. Please provide information regarding Julie Abbett’s position with the Advisor for the period beginning with her hiring in 2009 through her assumption of portfolio management duties for the Funds in February 2011.

The suggested revision has been made.

STATEMENT OF ADDITIONAL INFORMATION

Investment Strategies and Risks – General (e.g., QAI, MCRO, Page B-4 to B-5)

2. Please clarify whether a Fund’s may invest in Financial Instruments only as a part of its ability to invest 20% of its net assets in investments not included in its Underlying Index.

The disclosure has been revised to clarify that a Fund’s investment in Financial Instruments may only be a part of its “20% basket” of investments not included in its Underlying Index.

The filing of the Amendment is made pursuant to Rule 485(b) promulgated under the 1933 Act. The Amendment does not contain disclosures that would render it ineligible to become effective under Rule 485(b)

Securities and Exchange Commission

August 29, 2011

Please do not hesitate to contact me at (212) 940-6304 or Greg Xethalis at (212) 940-8587 if you have any questions or comments with respect to the foregoing responses or to the Amendment.

Very truly yours,

/s/ Kathleen Moriarty

Kathleen Moriarty

cc (w/enclosures):	Mr. John M. Ganley, Senior Counsel Mr. Adam S. Patti Mr. David Fogel Mr. Gregory D. Bassuk